UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

The information contained in Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K is incorporated by reference into Brookfield Renewable Partners L.P.’s (i) registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (File No. 333-277987), (ii) registration statement on Form F-3 (File No. 333-282962) that was declared effective by the SEC on December 20, 2024 and (iii) registration statement on Form F-3 (File No. 278523-01) that was declared effective by the SEC on April 2, 2025.

EXHIBIT LIST

Exhibit	Description

99.1	Audited Annual Consolidated Financial Statements of NGV NGR Acquisition Co, LLC for the year ended December 31, 2024

99.2	Unaudited Interim Consolidated Financial Statements of NGV NGR Acquisition Co, LLC for the three months ended March 31, 2025

99.3	Unaudited Pro Forma Financial Statements of Brookfield Renewable Partners L.P. for the nine months ended September 30, 2025 and for the year ended December 31, 2024

99.4	Consent of RSM US LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, Brookfield Renewable Partners Limited

Date:	November 6, 2025	By:	/s/ James Bodi
Name: James Bodi
Title: President